                                               Filed Pursuant to  Rule 424(b)(5)
                                               Registration No. 333-18449
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JANUARY 7, 1997)

                               3,400,000 SHARES

                          CANYON RESOURCES CORPORATION

                                  COMMON STOCK

                               ---------------


         All of the 3,400,000 shares (the "Shares") of common stock, $.01 par value (the "Common Stock"), offered hereby are being sold by Canyon Resources Corporation, a Delaware corporation (the "Company").

         The Company's Common Stock is traded on the American Stock Exchange ("AMEX") under the symbol "CAU." On June 5, 1997, the closing price for the Common Stock as quoted on AMEX was $3.125. See "Market for the Company's Common Stock."

                               ---------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ---------------

         FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED
          BY PROSPECTIVE PURCHASERS OF THE SECURITIES, SEE "PRINCIPAL
             RISK FACTORS" IN THE PROSPECTUS ON PAGES 4 THROUGH 10.


======================================================================================================
                                          Price                                 Proceeds
                                           to              Purchaser              to
                                         Public         Commissions (1)        Company (2)
------------------------------------------------------------------------------------------------------
Per Share....................           $2.9375           0.1925                $2.7450
------------------------------------------------------------------------------------------------------
Total........................        $9,987,500         $654,500             $9,333,000
======================================================================================================

(1) The Company has agreed to indemnify the Purchaser and certain other persons against certain liabilities, including liabilities under the Securities Act of 1933. See "Plan of Distribution."

(2)      Before deducting expenses of the offering estimated at $200,000.

                               --------------

         The Shares are offered by the Purchaser, subject to prior sale, when, as and if delivered to and accepted by the Purchaser, and subject to the right of the Purchaser to reject any order in whole or in part, and to certain other conditions. It is expected that delivery of the Shares will be in New York, New York on or about June 11, 1997. See "Plan of Distribution."

                           NATWEST SECURITIES LIMITED

            THE DATE OF THIS PROSPECTUS SUPPLEMENT IS JUNE 5, 1997

FOR THE UNITED KINGDOM PURCHASERS: THE SHARES MAY NOT BE OFFERED OR SOLD TO PERSONS IN THE UNITED KINGDOM EXCEPT TO PERSONS WHOSE ORDINARY ACTIVITIES INVOLVE THEM IN ACQUIRING, HOLDING, MANAGING OR DISPOSING OF INVESTMENTS (AS PRINCIPAL OR AGENT) FOR THE PURPOSES OF THEIR BUSINESS, OR OTHERWISE IN CIRCUMSTANCES WHICH WILL NOT RESULT IN AN OFFER TO THE PUBLIC IN THE UNITED KINGDOM WITHIN THE MEANING OF THE PUBLIC OFFERS OF SECURITIES REGULATIONS 1995, AND THIS PROSPECTUS SUPPLEMENT MAY NOT BE PASSED ON TO ANY PERSON IN THE UNITED KINGDOM WHO DOES NOT FALL WITHIN ARTICLE 11(3) OF THE FINANCIAL SERVICES ACT 1986 (INVESTMENT ADVERTISEMENTS) (EXEMPTIONS) ORDER 1996 OR WHO IS NOT A PERSON TO WHOM THE PROSPECTUS SUPPLEMENT MAY OTHERWISE LAWFULLY BE ISSUED OR PASSED ON.

                               ---------------

                          CANYON RESOURCES CORPORATION

         Canyon Resources Corporation, a Delaware corporation (the "Company" or "Canyon"), is a Colorado-based company which was organized in 1979 to explore, acquire, develop, and produce precious metals and industrial minerals. The Company is involved in all phases of the mining business from early stage exploration, exploration drilling, development drilling, feasibility studies and permitting, through construction, operation and final closure of mining projects.

         The Company has gold and industrial mineral production operations in the western United States. The Company also conducts mineral exploration activities in the western United States. In the past two years, the Company has commenced an exploration program in many areas of increasing interest throughout Latin America and Africa. The Company's exploration and development efforts emphasize precious metals (gold and silver) and industrial minerals.

         Once acquired, mineral properties are evaluated by means of geologic mapping, rock sampling, and geochemical analyses. Properties having favorable geologic conditions and anomalous geochemical results usually warrant further exploration by the Company. In almost all cases, exploration or development drilling is required to further test the mineral potential of each property. If a property has been adequately evaluated and does not warrant additional work, the property is abandoned.

         Properties which have a demonstrated inventory of mineralized rock of a potentially economic nature are further evaluated by conducting various studies including calculation of tonnage and grade, metallurgical testing, development of a mine plan, environmental baseline studies and economic feasibility studies. If economics of a project are favorable, a plan of operations is developed and submitted to the required governmental agencies for review. Depending on the magnitude of the proposed project and its environmental impact, an environmental analysis report or environmental impact statement is prepared under direction of one or more governmental agencies, prior to issuance of permits for the construction of a mining operation.

         The Company conducts its mineral exploration and development independently and through joint ventures with other companies. The Company is continually evaluating its properties and other properties which are available for acquisition, and will acquire, joint venture, market to other companies, or abandon properties in the ordinary course of business.

         The Company completed its initial public offering of securities in 1986. From 1986, when the Company became a reporting company, to August 16, 1996, the Company's securities were quoted on the Nasdaq Stock Market. Since August 19, 1996, the Company's common stock has been traded on AMEX.

         The Company's principal executive office is located at 14142 Denver West Parkway, Suite 250, Golden, Colorado 80401, telephone (303) 278-8464. The Company, in doing business, acts on its own behalf and through its subsidiaries. The "Company" or "Canyon" is also used to refer to all of the wholly owned subsidiaries of Canyon Resources Corporation.

                           FORWARD-LOOKING STATEMENTS

         Certain information contained in this Prospectus Supplement, the related Prospectus and the documents incorporated by reference herein and therein constitute "Forward-looking Statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and
Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate" or "continue" or the negatives thereof or other variations thereon or comparable terminology. The statements in "Recent Developments" on pages S-3 through S-5 of this Prospectus Supplement constitute cautionary statements identifying important factors, including certain risks and uncertainties, with respect to such statements that could cause the actual results, performance or achievements of the Company to differ materially from those reflected in such forward-looking statements.

                              RECENT DEVELOPMENTS

Cahuilla Property

         In March 1997, Canyon entered into an agreement to purchase the Cahuilla gold project, a gold-mineralized exploration property located in Imperial County, California, from Kennecott Exploration Company. Canyon has agreed to issue 100,000 shares of Common Stock to Kennecott upon execution of the purchase agreement (scheduled on or before August 29, 1997) and another 100,000 shares within 18 months. In addition, upon mine development, $10 per recoverable ounce of gold, not to exceed $20 million, as determined by a Feasibility Study, will be payable in Common Stock at the then share price.

         The Cahuilla property is comprised of 3,380 acres of mineral leases of private lands, with the majority of the property being held under an exploration agreement with an option to lease lands of the Torres-Martinez Desert Cahuilla Tribe. Kennecott and other companies have drilled 211 holes on the property in earlier exploration activities.

         High-grade mineralization occurs on the Cahuilla property along high-angle structures, including an intercept of 240 feet of 0.112 ounce of told per ton, and is surrounded by an extensive area of low-grade mineralization (0.010 to 0.020 ounce of gold per ton). Preliminary calculations indicate that more than 800,000 ounces of gold are contained within 34 million tons of mineralized rock with an average grade of 0.022 ounce of gold per ton on the property.

Briggs Mine

         The Briggs Mine in southeastern California achieved commercial production in March and April of 1997. Gold production in March and April was 6,190 ounces and 7,079 ounces, respectively, thus achieving the planned average production rate of 75,000 ounces per year. Cash production costs for the two months averaged $237 per ounce. Gold was sold at an average price of $404 per ounce, utilizing Canyon's hedge position of 249,000 ounces of gold sold forward and gold loans which will be delivered at prices averaging $402 per ounce.

         In December 1995, CR Briggs Corporation, a wholly-owned subsidiary of Canyon, entered into a loan agreement for financing the Briggs Mine. The project construction was completed in early 1997, and formal completion testing was initiated February 1, 1997. The testing covered a period of 120 days during which certain production and economic parameters were measured against values contained in the project's original feasibility study. Final completion analysis will not be available until mid to late-June, but initial indications are that many conditions of the completion tests required under the loan agreement will have been satisfied, with the exception of certain items, principally relating to the crushing plant, which will require additional time to complete. The Company anticipates that the lenders will grant an extension of time for the satisfaction of the completion tests. The Company believes that the need for an extension of time for completion testing is temporary in nature and poses no long-term material adverse effect to the project. Nevertheless, if the Company does not timely satisfy the completion test requirements and the lenders do not grant an extension of time therefor, CR Briggs Corporation will not be in compliance with its loan agreement and the lenders will be entitled to exercise any and all of their remedies thereunder, including, without limitation, accelerating the loan and foreclosing on the collateral securing the loan.

         In May 1997, Canyon completed a drilling program which has increased the mineable reserves at the Briggs Mine by 318,700 ounces, representing a 49% increase of the initial 653,000-ounce Briggs reserve, yielding a total mineable reserve at Briggs of 971,700 ounces of gold. The reserves were increased by systematic drilling of the Goldtooth and North Briggs targets, immediately to the south and north, respectively, of the Briggs Mine. At North Briggs, 151 drillholes (48,640 feet) defined 3.6 million tons of reserves, averaging 0.054 ounce of gold per ton and containing 193,000 ounces of gold, which can be mined with a 7.8:1 strip ratio. The North Briggs reserves occur subparallel to the topography, along a low-angle detachment fault, with increased thickness of mineralization eastward approaching the high-angle regionally persistent Goldtooth fault. The gold mineralized structure at North Briggs is still open to the northeast and east.

         At Goldtooth, 132 drillholes (38,668 feet) have defined 2.9 million tons of reserves, which average 0.043 ounce of gold per ton and contain 125,700 ounces of gold, which can be mined with a 5.4:1 strip ratio. The Goldtooth reserves occur primarily in steeply dipping orientation within favorable rock units adjacent to the Goldtooth fault.

Panamint Range Drilling

         In May 1997, Canyon completed reconnaissance drilling of a few other gold targets in its 17,000-acre claim block in the Panamint Range, which includes the Briggs Mine. The drilling program discovered, in four holes, two mineralized horizons at the Pleasant Canyon target which appear to extend from the surface to depths of at least 500 feet. The intercepts include 65 feet of
0.068 ounce of gold per ton in one hole and 50 feet of 0.048 ounce of gold per ton in another hole. These early drill results at the Pleasant Canyon target represent a new gold discovery that the Company will assess further with much additional drilling.

Environmental Controls -- Kendall Mine

         During the fourth quarter of 1996, the Company recorded a charge of $1.4 million based on an update to the anticipated scope of reclamation work for water quality compliance and long term monitoring requirements at its Kendall Mine. The Company's estimate of total costs to achieve mine closure is $5.6 million. Reclamation costs through March 31, 1997, total $2.9 million. See Prospectus, "Principal Risk Factors -- General Risks Related to the Mining Industry -- Environmental Controls."

Proposed Changes in Mining Laws

         During the last several Congressional sessions, bills have been repeatedly introduced in the U.S. Congress that would supplant or radically alter the provisions of the General Mining Law of 1872. As of May 29, 1997, no such bills had been passed. If enacted, such legislation could substantially increase the cost of holding unpatented mining claims and could impair the ability of the Company to develop mineral resources on unpatented mining claims.

         Recently, the Secretary of the Interior directed the Bureau of Land Management to form a task force to prepare and publish for public comment revisions to the hardrock mining surface management regulations implemented in 1981. The Secretary suggested the revised regulations address, for example, implementation of a technology based standard in hardrock mining, development of performance standards for hardrock mining and reclamation, increased regulation of operations of less than five acres, and increased coordination with state regulators. As of May 29, 1997, no such regulations had been proposed or promulgated. If promulgated, such regulations could impair the ability of the Company to economically develop mineral resources on federal lands.

         The extent of the changes, if any, which may be made by Congress to the General Mining Law or by the Bureau of Land Management to the surface mining regulations is not currently known and the potential impact on the Company as a result of future Congressional action is not currently determinable.

Permitting Risks at the McDonald Facilities

         The Company now anticipates that agency decisions on the granting of numerous permits necessary under applicable federal and state statutes for the initiation of gold production at the McDonald Project will be forthcoming by the third quarter of 1998. No assurance, however, can be given that necessary permits will be issued, or if issued, when such issuance will occur.

         In April of 1996, certain environmental groups brought an action against the Montana Department of Environmental Quality (the "DEQ") challenging its determination in March of 1996 that the Company's permit application for the McDonald Project was complete. This action has been dismissed and is not reviewable by the courts. See the Prospectus, "Principal Risk Factors -- Specific Risks Related to the Company -- Permitting Risks at the McDonald Facilities."

Seven-Up/McDonald Project

         The Company's share of amounts spent through March 31, 1997 on the Seven-Up/McDonald Project total approximately $9.1 million. See Prospectus, "Principal Risk Factors -- Specific Risks Related to the Company -- Uncertainty of Funding for Production."

Legal Proceedings

         On December 23, 1996, an appellant group including the Timbisha Shoshone Indian Tribe and Desert Citizens Against Pollution (collectively, the "Appellants") filed an administrative appeal challenging the approval of a Plan of Operations for exploration within the Briggs claim block. This appeal has been resolved in the Company's favor. This decision concludes the proceeding before the Interior Department.

         On February 13, 1997, Appellants filed a petition for Writ of Mandate and complaint for injunctive relief in California Superior Court challenging the approval of the Mine Reclamation Plan for exploration within the Briggs claim block. The Court has denied Appellants' request for a temporary restraining order and has issued a Tentative Statement of Decision in favor of the Company on the motion for preliminary injunction and the Writ of Mandate.

Gold Prices Over the Last Five Years

         Gold prices tend to fluctuate significantly. The following table shows the COMEX Gold month-end closing price for the last five years and five months:


                       Comex Gold Month-End Closing Price

Year       Jan.      Feb.      Mar.      Apr.       May       Jun.      Jul.      Aug.       Sept.     Oct.      Nov.      Dec.
---------  --------- --------- --------- ---------  --------  --------- --------- ---------  --------  --------- --------- ---------
1992       $368      $363      $352      $344       $342      $348      $361      $345       $349      $340      $334      $332
1993       $336      $334      $344      $361       $384      $383      $411      $376       $357      $370      $370      $387
1994       $392      $392      $402      $386       $396      $394      $389      $391       $398      $385      $381      $384
1995       $393      $392      $405      $399       $394      $392      $388      $387       $386      $384      $387      $387
1996       $406      $400      $396      $392       $391      $380      $388      $387       $378      $378      $373      $368
1997       $345      $365      $351      $340       $345

                                USE OF PROCEEDS

         Canyon intends to use the net proceeds of this offering ($9,133,000 after deducting Purchaser commissions and estimated offering expenses) to move forward several mine development and advanced exploration projects in the United States. Canyon anticipates such proceeds will be used as follows:

Project                Program                               Anticipated Expenditures
-------                -------                               ------------------------
Briggs Mine            Reserve and mine expansion                 $3.0  million

Cahuilla Project       Resource and reserve definition             2.5

Panamint Range         Exploration and definition of new           1.5
                       gold discoveries

General Corporate      McDonald and other projects                 2.133
                                                                  ------
                       Total                                      $9.133 million
                                                                  ======

         The mineable reserves of the Briggs Mine have recently been increased by 318,700 ounces by drilling to the north (North Briggs area) and south (Goldtooth area) of the initial Briggs 653,000 ounce reserve. The North Briggs reserves are still open and warrant continued drilling. The Company plans to submit a new permit application in June or July 1997, for mine expansion at Briggs and to allow comprehensive exploration and development drilling throughout the Panamint Range claim block. No assurance can be given that such permit will be issued or, if issued, in what time frame such issuance would occur. The Company estimates that approximately $3.0 million of the net proceeds of this offering will provide sufficient capital to increase the annual production at Briggs from an average rate of 75,000 ounces of gold per year to the 85,000 to 90,000 ounces per year level and to complete the permitting to enable the mining of new reserve ounces. In addition approximately $1.5 million of the net proceeds are expected to enable further drill evaluation and definition of some of the Company's other known gold deposits in the Panamint Range, such as the newly discovered Pleasant Canyon occurrence, and the Cecil R and Jackson occurrences.

         The Company intends to conduct definition drilling, metallurgical testing, and engineering evaluation of the Cahuilla project with up to approximately $2.5 million of the proceeds from this offering. The remaining net proceeds from this offering, approximately $2.133 million, will be used for a general corporate category, which includes expenditures on the McDonald project as well as other projects yet to be identified.

         No assurance can be given as to the outcome of drilling or other evaluations for any individual project. If results at any point in time for that project do not merit further expenditure of additional funds, then management will have discretion as to the use of such proceeds.

                                 CAPITALIZATION

         The following table sets forth as at March 31, 1997, (i) the actual capitalization of the Company and (ii) the capitalization of the Company as adjusted to give effect to the sale of the Shares offered hereby.

                                         At March 31, 1997
                                       ---------------------
                                        Actual   As adjusted
                                       --------  -----------
                                          (In thousands)
Debt:
  Notes Payable                        $ 34,140    $ 34,140
                                       --------    --------

Stockholders' Equity
  Preferred stock, $0.01 par value,
  10,000,000 shares authorized; none
  outstanding
  Common stock, $0.01 par value,
  100,000,000 shares authorized;
  37,580,500 shares outstanding and
  40,980,500  as adjusted(1)                376         410

Additional paid in capital               81,579      90,678
Deficit                                 (33,686)    (33,686)
                                       --------    --------
  Total stockholders' equity             48,269      57,402
                                       --------    --------
  Total capitalization                 $ 82,409    $ 91,542
                                       ========    ========


----------------
         (1) Excludes: (i) 1,960,000 shares of Common Stock reserved for issuance under the Company's Incentive Stock Option Plan; (ii) 250,000 shares of Common Stock reserved for issuance pursuant to the Company's Non-Qualified Stock Option Plan; (iii) 2,317,167 shares of Common Stock reserved for issuance upon the exercise of warrants issued in connection with a private placement of shares of Common Stock made by the Company in March 1996; and (iv) 278,182 shares of Common Stock reserved for issuance upon exercise of the Warrants being issued to the Purchaser as described under "Plan of Distribution."

                                    DILUTION

         Purchasers of the shares of Common Stock offered hereby will experience an immediate and substantial dilution in the net tangible book value per share of their Common Stock from the initial offering price. As of March 31, 1997, the net tangible book value of the Common Stock was $46,959,000 or $1.25 per share. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding. Assuming no changes in the net tangible book value after March 31, 1997, other than to give effect to the sale by the Company of 3,400,000 shares of Common Stock offered hereby and after deducting purchaser commissions and estimated offering expenses payable by the Company, the pro forma net tangible book value of the Company as of March 31, 1997 would have been $56,092,000 or $1.37 per share, representing an immediate increase in net tangible book value per share of $0.12 to existing shareholders and an immediate dilution of $1.5675 per share to new investors purchasing shares of Common Stock in the Offering. The following table illustrates this per share dilution:

Initial offering price per share..........................................                             $2.9375
Net tangible book value per share before the Offering.....................            $ 1.25
Increase per share attributable to sale of shares to new investors........              0.12
                                                                                      ------
Net tangible book value per share after the Offering......................                                1.37
                                                                                                       -------
Dilution per share to new investors.......................................                             $1.5675
                                                                                                       =======

         The following table sets forth as of March 31, 1997, the number of shares of Common Stock purchased or to be purchased from the Company, the total effective cash consideration paid or to be paid to the Company, and the average price per share paid by existing shareholders and by new investors purchasing shares sold by the Company in the Offering.


                                           Shares Purchased(1)           Total Consideration
                                       --------------------------     --------------------------        Average
                                         Number          Percent        Amount          Percent        Per Share
                                       -----------     ----------     -----------     ----------       ---------
Existing shareholders(1)...........     37,580,500           91.7  %   $81,954,400            89.1  %  $ 2.18
New investors......................      3,400,000            8.3        9,987,500            10.9     $ 2.9375
                                       -----------     ----------      -----------      ----------
         Total.....................     40,980,500            100  %   $91,941,900             100  %
                                       ===========     ==========      ===========      ==========


---------------
         (1) Assumes no exercise of any outstanding stock options or warrants. To the extent that outstanding options or warrants, or any options or warrants granted in the future, are exercised, there may be further dilution to new investors.

                     MARKET FOR THE COMPANY'S COMMON STOCK

         The Company's Common Stock is traded on AMEX under the symbol "CAU." The Common Stock was first included on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") on February 9, 1986, following the completion of the Company's initial public offering and on the NASDAQ National Market System on May 15, 1990. The Company subsequently moved trading of the Common Stock to AMEX on August 19, 1996. For the periods indicated, the following table reflects the high and low bid prices for the Common Stock while it was included on NASDAQ and the high and low sales prices for the Common Stock while it has been traded on AMEX.

                                                                                         High             Low
                                                                                         ----             ---
         Fiscal Year Ending December 31, 1997
           Second Quarter (through June 5, 1997) .....................................  $3.38             $2.25
           First Quarter..............................................................  $3.50             $2.25

         Fiscal Year Ended December 31, 1996
           Fourth Quarter.............................................................  $3.13             $2.31
           Third Quarter..............................................................  $3.00             $2.38
           Second Quarter.............................................................  $3.88             $2.69
           First Quarter..............................................................  $3.63             $2.38

         Fiscal Year Ended December 31, 1995
           Fourth Quarter.............................................................  $2.56             $1.81
           Third Quarter..............................................................  $2.75             $2.13
           Second Quarter.............................................................  $2.44             $1.88
           First Quarter..............................................................  $2.13             $1.50

         On June 5, 1997, the high and low sales prices for the Common Stock were $3.13 and $3.06, respectively. These prices do not include retail markups, markdowns, or commissions and do not necessarily represent actual transactions. Price quotations were provided by NASDAQ through August 16, 1996. From August 19, 1996 to the present, AMEX provided quotes.

         As of June 5, 1997, there were approximately 1,349 holders of record of the Company's Common Stock. The number of stockholders of the Company who beneficially own shares in nominee or "street" name or through similar arrangements is estimated by the Company to be approximately 3,000.

                              PLAN OF DISTRIBUTION

         Subject to the terms and conditions set forth in a purchase agreement (the "Purchase Agreement") between the Company and NatWest Securities Limited (the "Purchaser"), the Company has agreed to sell to the Purchaser, and the Purchaser has agreed to purchase from the Company, all of the Shares offered hereby. Under the terms and conditions of the Purchase Agreement, the Company is obligated to sell, and the Purchaser is obligated to purchase, all of the Shares if any of the Shares are purchased.

         The Purchaser proposes to offer the Shares to a limited number of institutional investors all of whom are "accredited investors" as defined in the Securities Act (the "Institutional Placement"). After the initial offering to the public, the offering price, the concessions to selected dealers and the reallowance to other dealers may be changed by the Purchaser.

         The Company and its executive officers and directors (who, as of June 3, 1997, beneficially held in the aggregate 3,705,044 shares of Common Stock, including shares of Common Stock issuable upon exercise of outstanding options beneficially owned by them) have agreed not to sell, offer to sell, issue, distribute or otherwise dispose of any shares of Common Stock of the Company for a period of 90 days from the date of this Prospectus Supplement (subject to certain limited exceptions), without the prior written consent of the Purchaser; provided, however, that the Company may issue up to 3,400,000 shares of Common Stock as consideration in connection with investments in, acquisitions of, or mergers or combinations with other companies, and its executive officers and directors may sell up to an aggregate of 1,000,000 shares of Common Stock.

         In connection with the offering made hereby, the Company has agreed to sell to the Purchaser, for nominal consideration, warrants to purchase 278,182 shares of Common Stock from the Company (the "Warrants"). The Warrants are exercisable, in whole or in part, at an exercise price of $4.05 per share at any time during the two year period commencing one year after the date of the warrant agreement pursuant to which the Warrants will be issued. Said Warrant agreement will contain provisions providing for adjustment of the exercise price and the number and type of securities issuable upon exercise of the Warrants should any one or more of certain specified events occur. The Warrants grant to the holders thereof certain rights of registration for the securities issuable upon exercise of the Warrants.

         The Company has agreed to reimburse the Purchaser for out-of-pocket expenses (including fees of its counsel up to a maximum of $100,000) in connection with the sale of the Shares offered hereby. The Company has also agreed to indemnify the Purchaser or contribute to losses arising out of certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act.

         The Purchaser, a United Kingdom broker-dealer and a member of the Securities and Futures Authority Limited, has agreed that, as part of the distribution of the Shares offered hereby, it will not offer or sell through a general solicitation any Shares within the United States, its territories or possessions or to persons who are citizens thereof or residents therein, provided that sales may be made by means of an Institutional Placement through the intermediation of one or more affiliates of the Purchaser acting on behalf of such investors. The Purchase Agreement does not limit the sale of the Shares outside the United States.

         The Purchaser has further represented and agreed that (a) it has not offered or sold and will not offer or sell in the United Kingdom by means of any document, any Shares except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (b) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom; and (c) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the Shares to a person who is of the kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

                          DESCRIPTION OF CAPITAL STOCK

         The Company is authorized to issue up to 100,000,000 shares of Common Stock, and 10,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"), which Preferred Stock is issuable in series with rights and preferences as designated by the Board of Directors. As of March 31, 1997, there were 37,580,500 shares of Common Stock issued and outstanding and no shares of Preferred Stock issued and outstanding.

         American Securities Transfer & Trust, Inc., Denver, Colorado acts as Transfer Agent for the Company.

Common Stock

         Holders of Common Stock are entitled to one vote for each share held of record on all matters presented to stockholders. Stockholders are not entitled to cumulative voting rights. Therefore, holders of a majority of the outstanding shares have the power to elect all directors.

         Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of legally available funds and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment of liabilities. Holders of Common Stock do not have preemptive rights to subscribe to additional shares if issued by the Company. All of the outstanding shares of Common Stock are, and the shares being offered through this Prospectus Supplement will be, fully paid and nonassessable.

Preferred Stock

         The Company's Board of Directors is vested with authority to divide the authorized shares of Preferred Stock into one or more series of such shares and to fix and determine the relative rights and preferences of any such series. A series of such shares may, among other matters, establish (a) the number of preferred shares to constitute such series and the distinctive designations thereof; (b) the rate and preference of dividends, if any, the time of payment of dividends, whether dividends are cumulative and the date from which any dividend shall accrue; (c) whether shares of Preferred Stock may be redeemed and, if so, the redemption price and the terms and conditions of redemption; (d) the liquidation preferences payable on preferred shares in the event of involuntary or voluntary liquidation; (e) sinking fund or other provisions, if any, for redemption or purchase of such preferred shares; (f) the terms and conditions by which preferred shares may be converted, if the preferred shares of any series are issued with the privilege of conversion, and
(g) voting rights, if any. The Board of Directors, without the approval of the Company's stockholders, has the power to authorize the issuance of Preferred Stock with voting and conversion rights which could adversely affect the voting power of the Common Stock.

                                 LEGAL MATTERS

         Certain legal matters with respect to the legality of the Shares offered hereby and the organization and existence of the Company will be passed upon for the Company by Parcel, Mauro, Hultin & Spaanstra, P.C., 1801 California Street, Suite 3600, Denver, Colorado 80202. Stroock & Stroock & Lavan LLP, Los Angeles, California, will pass upon certain legal matters for the Purchaser.

PROSPECTUS

                          CANYON RESOURCES CORPORATION
                               20,000,000 SHARES

         This Prospectus covers 20,000,000 shares (the "Shares") of the common stock, $.01 par value (the "Common Stock"), of Canyon Resources Corporation, a Delaware corporation (the "Company"). The Company from time to time may offer the Shares for general working capital purposes and to fund possible future acquisitions. See "Use of Proceeds".

         When Shares are offered hereunder, a supplement to this Prospectus will be delivered (the "Prospectus Supplement") together with this Prospectus setting forth the terms of the offering thereby.

         The Company may sell the Shares through underwriters or dealers, or through agents. See "Plan of Distribution". The accompanying Prospectus Supplement will set forth the names of any underwriters or agents involved in the sale of the Shares in respect of which a Prospectus is being delivered, the principal amounts, if any, to be purchased by underwriters and the compensation, if any, of such underwriters or agents.

         The Company's Common Stock is traded on The American Stock Exchange ("AMEX"). On December 18, 1996 the closing price for the Common Stock as quoted on AMEX was $2.50.

                    -------------------------------------

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION NOR HAS THE COMMISSION OF ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                   THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

                    -------------------------------------

FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SECURITIES, SEE "PRINCIPAL RISK FACTORS" AT PAGE 5 HEREOF.

               The date of this Prospectus is January 7, 1997.

         IN CONNECTION WITH ANY OFFERING OF COMMON STOCK, UNDERWRITERS OR AGENTS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE AMERICAN STOCK EXCHANGE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.


                             AVAILABLE INFORMATION

         The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and accordingly files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, and other information filed with the Commission are available for inspection and copying at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at certain of the Commission's regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60604; and 7 World Trade Center, New York, New York 10048, upon payment of the charges prescribed therefor by the Commission. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission at http://www.sec.gov.

         The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement. Copies of the Registration Statement are available from the Commission as set forth above.

         The Common Stock of the Company is currently traded on The American Stock Exchange ("AMEX"). Reports, proxy statements and other information filed by the Company therewith can be inspected at The American Stock Exchange, 86 Trinity Place, New York, New York 10006.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by the Company (File No. 0-14329) are incorporated herein by reference:

         1. Annual Report on Form 10-K for the fiscal year ended December 31, 1995.

         2. Quarterly Report on Form 10-Q for the periods ended March 31, 1996, June 30, 1996 and September 30, 1996.

         3. A description of the Company's Common Stock contained in the Registration Statement on Form 8-A as declared effective by the Securities and Exchange Commission on March 18, 1986.

         All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents.

         Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents which are incorporated by reference herein, other than exhibits to such documents which are not specifically incorporated by reference herein. Requests should be directed to Canyon Resources Corporation, 14142 Denver West Parkway, Suite 250, Golden, CO 80401, Attention: Cheryl Martin (telephone 303-278-8464).


                          CANYON RESOURCES CORPORATION

         Canyon Resources Corporation, a Delaware corporation (the "Company" or "Canyon") is a Colorado-based company which was organized in 1979 to explore, acquire, develop, and produce precious metals and industrial minerals. The Company is involved in all phases of the mining business from early stage exploration, exploration drilling, development drilling, feasibility studies and permitting, through construction, operation and final closure of mining projects.

         The Company has gold and industrial mineral production operations in the western United States. The Company also conducts mineral exploration activities in the western United States. In the past two years, the Company has commenced an exploration program in many areas of increasing interest throughout Latin America and Africa. The Company's exploration and development efforts emphasize precious metals (gold and silver) and industrial minerals.

         Once acquired, mineral properties are evaluated by means of geologic mapping, rock sampling, and geochemical analyses. Properties having favorable geologic conditions and anomalous geochemical results usually warrant further exploration by the Company. In almost all cases, exploration or development drilling is required to further test the mineral potential of each property. If a property has been adequately evaluated and does not warrant additional work, the property is abandoned.

         Properties which have a demonstrated inventory of mineralized rock of a potentially economic nature are further evaluated by conducting various studies including calculation of tonnage and grade, metallurgical testing, development of a mine plan, environmental baseline studies and economic feasibility studies. If economics of a project are favorable, a plan of operations is developed and submitted to the required governmental agencies for review. Depending on the magnitude of the proposed project and its environmental impact, an environmental analysis report or environmental impact statement is prepared under direction of one or more governmental agencies, prior to issuance of permits for the construction of a mining operation.

         The Company conducts its mineral exploration and development independently and through joint ventures with other companies. The Company is continually evaluating its properties and other properties which are available for acquisition, and will acquire, joint venture, market to other companies, or abandon properties in the ordinary course of business.

         The Company completed its initial public offering of securities in 1986. From 1986, when the Company became a reporting company, to August 16, 1996, the Company's securities were quoted on the Nasdaq Stock Market. Since August 19, 1996, the Company's common stock has been traded on AMEX.

         The Company's principal executive office is located at 14142 Denver West Parkway, Suite 250, Golden, Colorado 80401, telephone (303) 278-8464. The Company, in doing business, acts on its own behalf and through its subsidiaries. The "Company" or "Canyon" is also used to refer to all of the wholly owned subsidiaries of Canyon Resources Corporation.


                           FORWARD-LOOKING STATEMENTS

         In addition to historical information, this Prospectus and the documents incorporated herein by reference contain forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled "RISK FACTORS" set forth below. Investors are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date of such statements. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of such statements.

                             PRINCIPAL RISK FACTORS

THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK FOR THE INVESTOR. EACH POTENTIAL INVESTOR SHOULD CONSIDER CAREFULLY, AMONG OTHER THINGS, THE FOLLOWING RISK FACTORS THAT MAKE THE SHARES OFFERED HEREBY A SPECULATIVE INVESTMENT

GENERAL RISKS RELATED TO THE MINING INDUSTRY

         Nature of Mineral Exploration and Production. Exploration for minerals is highly speculative and involves greater risks than many other businesses. Many exploration programs do not result in the discovery of mineralization and any mineralization discovered may not be of sufficient quantity or quality to be profitably mined. Uncertainties as to the metallurgical amenability of any minerals discovered may not warrant the mining of these minerals on the basis of available technology. The Company's operations are subject to all of the operating hazards and risks normally incident to exploring for and developing mineral properties, such as encountering unusual or unexpected formations, environmental pollution, personal injury and flooding. All of these factors may result in losses in relation to amounts spent which are not recoverable. The Company has experienced losses of this type from time to time.

         Competition and Scarcity of Mineral Lands. Many companies and individuals are engaged in the mining business, including large, established mining companies with substantial capabilities and long earnings records.
There is a limited supply of desirable mineral lands available for claim staking, lease or other acquisition in the United States and other areas where the Company contemplates conducting exploration activities. The Company may be at a competitive disadvantage in acquiring mining properties since it must compete with these individuals and companies, many of which have greater financial resources and larger technical staffs than the Company. From time to time, specific properties or areas which would otherwise be attractive to the Company for exploration or acquisition are unavailable due to their previous acquisition by other companies.

         Fluctuation in the Price of Minerals. The market price of minerals is extremely volatile and beyond the control of the Company. Gold prices are generally influenced by basic supply/demand fundamentals. The market dynamics of supply/demand can be heavily influenced by economic policy, i.e., central banks sales/purchases, political unrest, conflicts between nations, and general perceptions about inflation. Fluctuating metal prices may have a significant impact on the Company's results of operations and operating cash flow. Furthermore, if the price of a mineral should drop dramatically, the value of the Company's properties which are being explored or developed for that mineral could also drop dramatically and the Company might not be able to recover its investment in those properties. The decision to put a mine into production, and the commitment of the funds necessary for that purpose, must be made long before the first revenues from production will be received. During the last five years, the average annual market price of gold has fluctuated between $326 per ounce and $415 per ounce. Price fluctuations between the time that such a decision is made and the commencement of production can change completely the economics of the mine. Although it is possible to protect against price fluctuations by hedging in certain circumstances, the volatility of mineral prices represents a substantial risk in the mining industry generally which no amount of planning or technical expertise can eliminate. The Company's practice has generally been to sell its minerals at spot prices, unless price hedging was required in connection with securing loan facilities.

         Gold Prices Over the Last Five Years. Gold prices tend to fluctuate significantly. The following table shows the COMEX Gold month-end closing price for the last five years and eleven months:

                      COMEX GOLD MONTH-END CLOSING PRICE

YEAR     JAN.     FEB.      MAR.     APR.    MAY      JUN.    JUL.     AUG.    SEPT.    OCT.    NOV.     DEC.
-------------------------------------------------------------------------------------------------------------
1991      $382     $383     $369     $367    $371     $377    $371     $353    $357     $359     $368    $354
1992      $368     $363     $352     $344    $342     $348    $361     $345    $349     $340     $334    $332
1993      $336     $334     $344     $361    $384     $383    $411     $376    $357     $370     $370    $387
1994      $392     $392     $402     $386    $396     $394    $389     $391    $398     $385     $381    $384
1995      $393     $392     $405     $399    $394     $392    $388     $387    $386     $384     $387    $387
1996      $406     $400     $396     $392    $391     $380    $388     $387    $378     $378     $373    ----


         Environmental Controls. Compliance with environmental quality requirements and reclamation laws imposed by federal, state, and local governmental authorities may necessitate significant capital outlays, may materially affect the economics of a given property, or may cause material changes or delays in the Company's intended activities. New or different environmental standards imposed by any governmental authority in the future may adversely affect the Company's activities. The Company experienced significant delays and incurred costs over those originally anticipated in connection with the environmental review and permitting process for the Briggs Mine in California. At the Briggs Project, the Company originally estimated a permitting time of 24 months and a cost for permitting of $2 million. However, the actual permitting time stretched to 33 months, and costs increased to $4 million. In California, both the federal government and the state government require environmental review documents -- an environmental impact statement ("EIS") under federal law and an environmental impact report ("EIR") under state law. The United States Department of Interior Bureau of Land Management ("BLM") and Inyo County became the lead agencies for the federal and the state permitting processes, respectively. Notwithstanding the fact that a Memorandum of Understanding was signed during the first few months of the process between the BLM and Inyo County, under which the BLM and Inyo County cooperated as co-lead agencies in the preparation of one environmental review document to satisfy both federal and state requirements (an EIS/EIR), significant additional time and numerous administrative drafts of the EIS/EIR were required during the process to harmonize and satisfy the needs and requirements of both the BLM and Inyo County. Costs increased due to the significant additional expense of the numerous administrative drafts which were required to be completed, due to other additional costs which were incurred in satisfying both agencies, and due to additional fixed and other costs as a result of the extended period of time required to complete the permitting process.

         The Kendall Mine operates under permits issued by the Montana Department of Environmental Quality (DEQ) and other regulatory agencies. The DEQ also requires that the Company maintain a $1.9 million reclamation bond. Reclamation has been ongoing throughout the life of the operation and costs to date total $2.0 million. The Company has accrued an additional $2.2 million related to mine closure as of September 30, 1996. Although the DEQ has approved the Company's soils and revegetation plan and its drainage and sediment control plan, a water quality and long-term monitoring plan has not been formulated and it is anticipated that it will be submitted for review in 1997. The outcome of that plan may impact the Company's estimate of costs remaining to achieve mine closure.

         Uncertainty of Title. Most of the Company's mining properties are unpatented mining claims to which the Company has only possessory title. Because title to unpatented mining claims is subject to inherent uncertainties, it is difficult to determine conclusively ownership of such claims. In addition, in order to retain title to an unpatented mining claim, a claim holder must have met annual assessment work requirements ($100 per claim) through September 1, 1992 and must have complied with stringent state and federal regulations pertaining to the filing of assessment work affidavits. Moreover, after September 1, 1992, the right to locate or maintain a claim generally is conditional upon payment to the United States of a rental fee of $100 per claim per year for each assessment year instead of performing assessment work. State law may, in some instances, still require performance of assessment work.

         The present status of the Company's properties as unpatented mining claims located on public lands of the U.S. allows the claimant the exclusive right to mine and remove valuable minerals, such as precious and base metals and industrial minerals, found therein, and also to use the surface of the land solely for purposes related to mining and processing the mineral-bearing ores. However, legal ownership of the land remains with the U.S. Accordingly, with an unpatented claim, the U.S. retains many of the incidents of ownership of land, the U.S. regulates use of the surface, and the Company remains at risk that the claims may be forfeited either to the U.S. or to rival private claimants due to failure to comply with statutory requirements as to location and maintenance of the claims. If there exists a valuable deposit of locatable minerals (which is the requirement for the unpatented claim to be valid in the first place), and provided certain levels of work and improvements have been performed on an unpatented mining claim, the Mining Law of 1872 authorizes claimants to then seek to purchase the full title to the claim, thereby causing the claim to become the private property of the claimant. Such full ownership expands the claimant's permissible uses of the property (to any use authorized for private property) and eliminates the need to comply with maintenance and reporting requirements necessary to protect rights in an unpatented claim.

         Because the Company believes that it has established the existence of valuable mineral deposits in certain of its properties, and has maintained and improved the claims in the manner required by law, it has sought to enhance its rights in those properties by seeking issuance of mineral patents. In July of 1992, the Company caused four applications for mineral patent for the 20 lode mining claims comprising the then- known ore reserves at the Briggs property to be filed with the Bureau of Land Management ("BLM"). However, due to administrative backlogs in the California State Office of the BLM, processing of those applications has not proceeded. On December 30,

1993, the Company caused five applications for mineral patent for the 15 placer mining claims which encompass known ore reserves on public lands for the diatomite operations conducted by the Company's subsidiary, CR Minerals, to be filed with the Nevada State Office of the BLM. Those applications have been processed to the point where the purchase price for the claims has been accepted.

         On October 1, 1994, while the patent applications were pending, Congress imposed a moratorium on accepting and processing mineral patent applications within the Department of the Interior. Under the terms of the continuing statutory moratorium (as interpreted by the Secretary of the Interior), and solely as a result of the actions or inactions of the respective state offices prior to the time the moratorium became effective, the Secretary considers the California applications not to be exempt from the moratorium, and therefore will not allow them to be processed while the moratorium remains in effect, but the Nevada applications are considered exempt and are being adjudicated. The Company instituted litigation in the U.S. District Court for the District of Nevada to attempt to force the Secretary to construe all of the applications as exempt from the moratorium and to diligently process all of them, either by granting patents or by contesting the claims. However, the Court has declined to compel the Secretary to expedite processing of the applications. The Court's decision does not determine the validity of the claims, nor does it directly affect the Company's basic ability to conduct mining operations on the claims.

         The Company has no reason to believe that grounds exist for denial of any of the patents when and if they are ultimately adjudicated. However, there can be no assurance that such patents will be granted.

         Proposed Legislation Affecting the Mining Industry. For the last several Congressional sessions, bills have been repeatedly introduced in the U.S. Congress which would supplant or radically alter the provisions of the Mining Law of 1872. As of November 1, 1996, no such bills have passed. If enacted, such legislation could substantially increase the cost of holding unpatented mining claims and could impair the ability of companies to develop mineral resources on unpatented mining claims. Under the terms of certain proposed legislation, the ability of companies to obtain a patent on unpatented mining claims would be nullified or substantially impaired. Moreover, certain forms of such proposed legislation contain provisions for the payment of royalties to the federal government in respect of production from unpatented mining claims, which could adversely affect the potential for development of such claims and the economics of operating existing mines on federal unpatented mining claims. The Company's financial performance could therefore be affected adversely by passage of such legislation. It is impossible to predict at this point what any legislated royalties might be, but, as an example, a potential three percent gross royalty, assuming a gold price of $400 per ounce, would have an approximated $12 per ounce impact on the Company's costs of production from unpatented mining claims.

SPECIFIC RISKS RELATED TO THE COMPANY

         Permitting Risks at the McDonald Facilities. Mining activity in the United States is subject to the granting of numerous permits under applicable Federal and State statutes, including, but not limited to, the National Environmental Policy Act, the Clean Water Act, the Clean Air Act, and the Montana Environmental Policy Act. It is not legal to engage in mining activity without securing the permits required by these and other statutes. Initiation of gold production at the McDonald project will thus require the granting of numerous permits, some of which are discretionary.

         Major permits include the Operating Permit from the Montana Department of Environmental Quality (DEQ), the Operating Plan from the Montana Department of Natural Resources and Conservation (DNRC), the Air Quality Permit (DEQ), the Montana Pollutant Discharge Elimination System Permit (DEQ), a Non-Degradation Authorization (DEQ), a Stormwater Discharge Permit (DEQ), a Water Rights Permit
(DNRC), a Section 404 Dredge and Fill Permit from the U.S. Army Corps of Engineers (COE), and a Fiscal Impact Plan which must be approved by the Montana Hard Rock Impact Board and numerous local government units.

         An Environmental Impact Statement (EIS) is currently being prepared by three co-lead agencies, DEQ, DNRC, and COE. This EIS will be used to support all of the major permit decisions. Agency decisions on the permits are anticipated to be forthcoming by the end of 1997. In April 1996, certain environmental groups brought an action against the DEQ challenging its determination in March of 1996 that the permit application for the McDonald Project is complete. No assurance can be given that such permits will be issued, or if issued, in what time frame such issuance would occur.

         Permitting, Construction and Start-up Risk at the Briggs Project. The Company has received all of its permits and approvals for the development and operation of the Briggs Project, and has obtained financing estimated to cover 100% of project development costs of $34 million for construction of project facilities and $10 million for mining equipment. The granting of certain of the permits has been appealed and to date each of the appeals has been dismissed. No assurance can be given that other potential appeals might not be successful in overturning the granting of a permit. Construction commenced in December 1995 and the initial gold pour at the Briggs Mine occurred in October 1996. The first phase of the leach pad was constructed and fully covered with overliner material and began receiving crushed ore which underwent leaching in November 1996.

         Limited Remaining Life of the Kendall Mine. The Company's principal revenue and income producing asset from 1988 to 1995 was the Kendall Mine, located near Lewistown, Montana. The Kendall Mine has produced over 300,000 ounces of gold. Mining activity at the Kendall Mine ceased in January, 1995, and the Company estimates that gold produced by the Kendall Mine will no longer be sold profitably after 1996. Thus, the ability of the Company to generate increased revenues or earnings is dependent on its ability to bring into production additional facilities, such as the Briggs Mine.

         Uncertainty of Funding for Exploration. Prior to 1986, the Company funded its exploration and acquisition activities through joint venture arrangements, which minimized the cost of such activities to the Company and allowed it to explore and acquire a greater number of properties than it would otherwise have been able to explore or acquire on its own. Since 1986, the Company has funded a portion of its exploration activities without joint venture participation, resulting in increased costs to the Company. The Company has been successful in raising such funds for its exploration activities. Additional funding from existing partners or third parties, however, may be necessary to conduct detailed and thorough evaluations of, and to develop certain properties. The Company's ability to obtain this financing will depend upon, among other things, the price of gold and the industry's perception of its future price. Therefore, availability of funding is dependent largely upon factors outside of the Company's control, and cannot be accurately predicted. The Company does not know from what sources it will derive any required funding. If the Company is not able to raise additional funds (as to which there can be no assurance), it will not be able to fund certain exploration activities on its own.

         Uncertainty of Funding for Production. The Company believes that its producing properties have been adequately financed for current and ongoing production. If the Company's continuing exploration and/or development activities indicate economically minable ore on other properties now owned or hereafter acquired by the Company, however, the Company will be required to expend potentially large sums to put such properties into production. The amount of such financing could be reduced if the Company sells assets or enters into joint ventures on one or more of its properties. The Company may need to seek additional funding for the Seven-Up Pete/McDonald project. The development capital budget for the Seven-Up Pete/McDonald Project will be determined on an annual or longer basis pursuant to the budgetary approval process between Phelps Dodge Mining Company, a division of Phelps Dodge Corporation, the operator and majority participant in the joint venture, and the Company, in accordance with the Seven-Up Pete Venture Agreement previously filed as an exhibit to the Company's Reports on Form 10-K filed with the Commission.

         The Seven-Up Pete Venture Agreement provides for Phelps Dodge, as the manager of the venture, to submit a proposed budget for review by the venture participants at least two months prior to the period to be covered by the budget. Within thirty days of submission of the proposed budget, the non-managing participant has the option to approve the proposed budget as submitted or propose modifications to it, in which case the participants must seek to develop a budget which is mutually acceptable in accordance with the procedures of the Seven-Up Pete Venture Agreement.

         Within twenty days of a final vote adopting a budget, which vote is determined by an affirmative vote of the majority of the participating interests, each party can elect to participate to the full extent of its participating interest in such budget, or in some lessor amount. If a participant elects to contribute to a budget in an amount less than its full participating interest, its participating interest will thereafter be reduced in proportion to the total contributions made by both parties up to the time of the election, together with the amounts elected to be contributed to such budget, all in accordance with the formula established in the Seven-Up Pete Venture Agreement. If a participant defaults in making a required contribution to an adopted budget, the non-defaulting participant has the option to advance the amount of default on behalf of the defaulting participant as a demand loan, or to have the defaulting participant's participating interest reduced in relation to the amounts contributed by the parties; provided that the defaulted amount shall be subtracted from the defaulting participant's previous contributions in calculating the participant's new interest.

         In the event a development capital budget is approved which calls for amounts to be contributed by the Company in excess of that which the Company is able to expend, the Company may be subject to a dilution of its interest as described above. There can be no assurance that additional funding would be available to meet the Company's needs in avoiding dilution. It is estimated that the initial capital costs for the Seven-Up/McDonald Project would be approximately $188 million. The Company's 27.75% share of that amount would be approximately $52 million. However, the Company believes that project financing on reasonable terms could be obtained for the Seven-Up/McDonald Project for at least 70% or more of the initial capital cost requirements. In that event, the Company's share of the remaining 30% of the initial capital cost requirements would be approximately $16 million in order to retain its current participating interest of 27.75%. The total amounts spent to date on the Seven-Up/McDonald Project are in excess of $30 million, of which the Company has expended 27.75%, or approximately $8.4 million.

         Uncertainty of Development and Operating Property Economics and Ore Grades at Development Properties. Decisions as to whether any of the mineral development properties which the Company now holds or which it may acquire in the future contain commercially minable deposits, and whether such properties should therefore be brought into production, depend upon the results of exploration programs and/or feasibility analyses and the recommendations of duly qualified engineers or geologists. Such decisions involve consideration and evaluation of several significant factors, including, but not limited to, the (a) costs of bringing a property into production, including exploration and development work, preparation of production feasibility studies and construction of production facilities, (b) availability and costs of financing,
(c) ongoing costs of production, (d) market prices for the mineral to be produced, and (e) the amount and grades of reserves or mineralized material. There can be no assurance that any of the development properties now held by the Company, or which may be acquired by the Company, contains a commercially minable mineral deposit, and therefore no assurance that the Company will ever generate a positive cash flow from production operations on such properties. The potential development properties and the properties under construction on which minable reserves have been defined include the Seven-Up Pete/McDonald deposits in Montana and the Briggs Project in California. There can be no assurance that these development properties can attain profitable operations. Both the Briggs and McDonald projects have predicted average gold grades (.030 and .034 ounces per ton, respectively) less than the average grade produced during mining operations at the Kendall Mine since 1990 of .051 ounces per ton. In addition, once a property is placed into production, risks still exist that the amount and grade of its reserves will not actually be as predicted. To the extent that lower amounts and/or grades of reserves are experienced, costs per unit produced and profitability can be adversely affected. Depending upon the extent of such an effect in any of the Company's properties, the Company could incur a writedown on its investment in any such property.

         No Dividends. For the foreseeable future, it is anticipated that the Company will use any earnings to finance its growth and that dividends will not be paid to shareholders. Further, pursuant to the Guarantee, Equity Contribution and Pledge Agreement dated as of December 6, 1995 ("Guarantee Agreement") executed by the Company in favor of its wholly owned subsidiary, CR Briggs Corporation, in connection with the Loan Agreement of the same date ("Loan Agreement") for the Briggs Project with Banque Paribas and others, the Company has agreed to maintain certain levels of working capital, tangible net worth, and leverage ratios and make equity contributions to complete the Briggs Project in the event of cost overruns in excess of the $6 million currently available for such purpose, which could restrict the payment of dividends where such payment would result in a failure to maintain such levels or make such contributions. See Items 5 and 7 and Notes 6 and 7 to the Financial Statements in the Company's Report on Form 10-K for the period ending December 31, 1995 filed with the Commission. In particular, the Company, at any time during the term of the Guarantee Agreement, must maintain a tangible net worth of not less than $38 million; a working capital ratio of the aggregate current assets to aggregate current liabilities of the Company and its subsidiaries of at least
1.75 to 1.0; and must maintain a leverage ratio, defined as the ratio of total liabilities to tangible net worth, of at least 1.22 to 1. Similarly, CR Briggs Corporation is prohibited from repaying the Company for advances or from paying dividends to the Company from the Briggs Project revenues unless certain conditions relating to the financial performance of the Briggs Project are met. These conditions and the financial performance are referred to in Notes 6 and 7 to the Financial Statements included in the Company's Report on Form 10-K for the period ending December 31, 1995 filed with the Commission. In addition to those conditions specifically discussed in Notes 6 and 7, CR Briggs Corporation must maintain a future debt coverage ratio, defined as the net present value of the future cash flow for the Briggs Project to the aggregate outstanding principal amount of loans remaining to be paid on any given date, of at least
1.5 to 1 in order to be able to make any dividend or other payment to the Company from the proceeds of the Briggs Project. The Company is currently in compliance with all of the above-described conditions of the Loan Agreement and the Guarantee Agreement and believes it will be able to stay in compliance throughout the term of such agreements; however, no assurance can be provided that the Company will always be in complete compliance with all such conditions.

         Lack of Profitability. The Company's operating history has resulted in losses from operations in the fiscal years ending December 31, 1993, 1994 and 1995 and through the nine months ended September 10, 1996. While certain of the Company's operations may be profitable during a given fiscal year, the Company's operations as a whole may be unprofitable due to exploration and development costs on properties from which no revenue is derived, to continuing corporate general and administrative costs and interest expense associated with long term debt.

         Change in Control Provisions. The Company's Certificate of Incorporation and Bylaws contain certain measures designed to make it more difficult and time-consuming to change majority control of the Company's Board of Directors and to reduce the vulnerability of the Company to an unsolicited offer to take over the Company, particularly an offer which does not contemplate the acquisition of all the Company's outstanding shares or which does contemplate the restructuring or sale of all or part of the Company.
These provisions include (i) classification of the Board of Directors into three classes, each class to serve for three years, (ii) a provision that the Company's directors may be removed only for cause and only with the approval of the holders of at least 66-2/3% of the voting power of the Company entitled to vote for the election of directors, (iii) a provision that any vacancy on the Board may be filled by the remaining directors then in office, though less than a quorum, and (iv) a provision requiring a 66-2/3% shareholder vote to amend or repeal, or to adopt any provision inconsistent with the foregoing measures.
The foregoing measures may have certain negative consequences, including an effect on the ability of shareholders of the Company or other individuals to
(i) change the composition of the incumbent board of directors; (ii) benefit from certain transactions which are opposed by the incumbent board of directors; (iii) make a tender offer or otherwise attempt to gain control of the Company, even if such attempt was beneficial to the Company and its shareholders. Since such measures may also discourage accumulations of large blocks of the Company's stock by purchasers whose objective is to have such stock repurchased by the Company at a premium, they could tend to reduce the temporary fluctuations in the market price of the Company's stock which are caused by such accumulations. Accordingly, shareholders may be deprived of certain opportunities to sell their stock at a temporarily higher market price. The provisions relating to the removal of directors and the filling of vacancies will reduce the power of shareholders, even those with a majority interest in the Company, to remove incumbent directors and to fill vacancies on the board of directors.

         Volatility of Price for Common Stock. The market price for shares of the Company's Common Stock may be highly volatile depending on news announcements or changes in general market conditions. In recent years the stock market has experienced extreme price and volume fluctuations.

                                USE OF PROCEEDS

         The net proceeds received by the Company from the sale of the Shares offered hereby will be utilized for general working capital purposes, for mine exploration and expansion, and to finance possible acquisitions. Except as may be set forth in a Prospectus Supplement, the Company does not have any agreements or other commitments for any acquisitions at this time.


                              PLAN OF DISTRIBUTION

         The Company may sell the Shares (i) to or through underwriters or dealers, (ii) directly to other purchasers or (iii) through agents. The Prospectus Supplement will set forth the terms of the offerings of any Shares, including the method of distribution, the name or names of any underwriters, dealers or agents, any managing underwriter or underwriters, the purchase price of the Shares and the proceeds to the Company from the sale, any underwriting discounts and other items constituting underwriters and agents' compensation and any discounts and concessions allowed, reallowed or paid to dealers or agents. Any initial public offering price and any discount or concessions allowed, reallowed or paid to dealers may be changed from time to time. The expected time of delivery of the Shares in respect of which this Prospectus is delivered will be set forth in the Prospectus Supplement.

         The distribution of the Shares may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

         Sales of the Shares that may be offered hereby may be effected from time to time in one or more transactions on AMEX, or in negotiated transactions or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at other negotiated prices.

         In connection with the sale of the Shares, underwriters may receive compensation from the Company or from purchasers of the Shares for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell the Shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the Shares may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of the Shares by them may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriters or agents will be identified, and any such compensation will be described, in the Prospectus Supplement.

         Under agreements which may be entered into by the Company, underwriters and agents who participate in the distribution of the Shares may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

         If so indicated in the Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Shares from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Shares shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.


                                 LEGAL MATTERS

         Certain legal matters with respect to the legality of the Shares offered hereby and the organization and existence of the Company will be passed upon for the Company by Parcel, Mauro, Hultin & Spaanstra, P.C., 1801 California Street, Suite 3600, Denver, Colorado 80202.

                                    EXPERTS

         The consolidated financial statements of the Company as of December 31, 1995 and 1994 and for the three years in the period ended December 31, 1995, which are incorporated by reference in this Prospectus, have been audited by Coopers & Lybrand L.L.P., independent public accountants, as indicated in their report which includes an explanatory paragraph regarding the Company's change in accounting for impairments of long- lived assets, dated March 27, 1996, with respect thereto, and are incorporated herein by, reference in reliance upon the authority of said firm as experts in accounting and auditing.

         The Engineering Report by Davy International referred to in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, which is incorporated by reference in this Prospectus, has been included herein in reliance on their report, given on the authority of that firm as experts in mining engineering.

         The "Fatal Flaw Review" and Executive Summary prepared by Roberts & Schaefer Company for the Company's Feasibility Study at Briggs, referred to in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, which is incorporated by reference in this Prospectus, has been included herein in reliance on their report, given on the authority of that firm as experts in mining and processing engineering.

         The "Fatal Flaw Review" of the ore reserves, mine plan, and mining capital and operating costs prepared by Mine Reserves Associates, Inc. for the Company's Feasibility Study at Briggs, referred to in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, which is incorporated by reference in this Prospectus, has been included herein in reliance on their review, given on the authority of that firm as experts in geology and reserves.

         The review of the environmental and permitting aspects of the Company's Feasibility Study at Briggs performed by Remy and Thomas, Attorneys at Law, referred to in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, which is incorporated by reference in this Prospectus, has been included herein in reliance on their review, given on the authority of that firm as experts in California environmental law.

         The additional opinion on the gold recovery at Briggs provided by Chamberlin & Associates, as referred to in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, which is incorporated by reference in this Prospectus, has been included herein in reliance on their opinion, given on the authority of that firm as experts in metallurgical engineering.

================================================================================

No person has been authorized in connection with the offering made hereby to give any information or to make any representations, other than those contained herein and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Purchaser. This Prospectus Supplement and the Prospectus do not constitute an offer to sell or the solicitation of an offer to buy any of these securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this Prospectus Supplement and the Prospectus at any time does not imply that the information in the Prospectus Supplement and the Prospectus is correct as of any time subsequent to this date.

                            ---------------------

                  TABLE OF CONTENTS
                                                 PAGE
                PROSPECTUS SUPPLEMENT
Canyon Resources Corporation......................S-2
Forward-Looking Statements........................S-3
Recent Developments...............................S-3
Use of Proceeds...................................S-6
Capitalization....................................S-7
Dilution..........................................S-7
Market for the Company's Common Stock.............S-8
Plan of Distribution..............................S-9
Description of Capital Stock.....................S-10
Legal Matters....................................S-10

          PROSPECTUS DATED JANUARY 7, 1997
Available Information...............................2
Incorporation of Certain Documents by
  Reference.........................................2
Canyon Resources Corporation........................3
Forward Looking Statements..........................3
Principal Risk Factors..............................4
Use of Proceeds....................................10
Plan of Distribution...............................10
Legal Matters......................................11
Experts............................................11

================================================================================

================================================================================




                               3,400,000 SHARES

                         CANYON RESOURCES CORPORATION

                                  COMMON STOCK




                            ---------------------
                            PROSPECTUS SUPPLEMENT
                            ---------------------




                         NATWEST SECURITIES LIMITED



                               June 5, 1997








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